UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                             SCIENTIFIC ENERGY, INC.
             (Exact name of registrant as specified in its charter)


                                    000-50559
                            (Commission File Number)


             UTAH                                          87-0680657
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
        Incorporation)                                       Number)

                  630 NORTH 400 WEST SALT LAKE CITY, UTAH 84103
                    (Address of principal executive offices)


                                 (801) 359-2410
                         (Registrant's telephone number)

                             SCIENTIFIC ENERGY, INC.
                               630 NORTH 400 WEST
                           SALT LAKE CITY, UTAH 84103
                                 (801) 359-2410

                              INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                 APRIL 27, 2006


           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS


     This Information Statement is being furnished on or about April 27, 2006 to all holders of record of shares of common stock of Scientific Energy, Inc., a Utah corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are receiving this Information Statement in connection with the appointment of two new members to our board of directors. You are urged to read this Information Statement carefully.

                   NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS
             IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.
                       PROXIES ARE NOT BEING SOLICITED AND
                    YOU ARE REQUESTED NOT TO SEND US A PROXY.

        ----------------------------------------------------------------


                                  INTRODUCTION

     SHARE PURCHASE TRANSACTION-CHANGE IN CONTROL. On April 13, 2006, four members of our board of directors, Todd Crosland, Jana Meyer, Mark Clawson and Dale Gledhill (collectively the "Sellers"), entered into a certain Share Purchase Agreement (the "Agreement") with Kelton Capital Group Limited, a corporation registered in the British Virgin Islands ("Kelton"). Each of the Sellers is a director of Scientific Energy. Under the terms of the Agreement, Kelton acquired from the Sellers an aggregate of 7,905,000 shares of our issued and outstanding common stock, representing approximately 86.3% of our total outstanding shares, for the aggregate cash purchase price of $539,929, which was paid at the closing of the Agreement. This transaction resulted in a change in the voting control of our company.

     CHANGE IN THE MAJORITY OF OUR BOARD OF DIRECTORS. Subsequent to the closing of the Agreement, the four members of our board of directors, Todd Crosland, Jana Meyer, Mark Clawson and Dale Gledhill, tendered their resignations as directors and executive officers. The resignations of Messrs. Crosland and Clawson will become effective upon the filing of this Information Statement, and the resignations of Ms. Meyer and Mr. Gledhill will become effective on May 8, 2006, or a minimum of 10 days following the mailing of this Information Statement to our stockholders.

     Two new directors will be appointed upon the effective resignations of our four current directors, which will result in a change in the majority of our board of directors. The new directors are proposed to be Stanley Chan and Mary Jiang.

     INFORMATION REGARDING SCIENTIFIC ENERGY, INC. Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers. Additional information about the change in control of our company is contained in our Current Report on Form 8-K, dated April 13, 2006, which was filed with the SEC on April 19, 2006. All of our filings and exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports and other information regarding public companies that file reports with the SEC. Copies of our filings may be obtained from the SEC's website at http://www.sec.gov.

     This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described herein. You are not requested to respond to this report in any way. This report will first be mailed to the stockholders of Scientific Energy on or about April 27, 2006.

                              VOTING SECURITIES AND
              OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Our common stock is the only class of voting securities outstanding. As of the date of this report, there are 9,158,488 shares issued and outstanding that would be entitled to vote for directors at a stockholders meeting, if a meeting were to be held, each share being entitle to one vote.

     The following table sets forth information, to the best knowledge of the company as of the date hereof and following the closing of the Share Purchase Agreement, regarding each person known to own beneficially more than 5% of our outstanding common stock, each director, and all directors and executive officers of the company as a group.

NAME AND ADDRESS                     AMOUNT AND NATURE OF         PERCENT
OF BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP      OF CLASS(1)
     5% SHAREHOLDERS
Kelton Capital Group Limited              7,905,000                86.3 %
  c/o 475 East 70th Street, #7C
  New York, NY 10021
     OFFICERS AND DIRECTORS
Todd Crosland *                             855,095                 9.3 %
Jana Meyer *                                 40,200                 0.4 %
Mark Clawson *                               24,000                 0.3 %
Dale C. Gledhill  *                          10,000                 0.1 %

All directors and officers                  929,295                10.1 %
   as a group (4 persons)

      * The address of each director and/or executive officer is the company's address at 630 North 400 West, Salt Lake City, Utah 84103. Messrs. Crosland and Clawson have tendered their resignations as directors and officers, effective upon the filing with the SEC of this Information Statement.

Note: Unless otherwise indicated, we have been advised that each person above has sole voting power over the shares indicated above.

     (1) Based upon 9,158,488 shares of common stock outstanding.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following discussion sets forth information regarding our executive officers and directors and those individuals we expect will be appointed as executive officers and directors. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated prior to the date the new directors take office.

     The following table sets forth the names, ages, and offices held by our directors and executive officers. It should be noted that upon the filing of this Information Statements and mailing to our stockholders, Todd Crosland and Mark Clawson will resign as directors and officers. Jana Meyer will assume the position of Acting President until the new director nominees take office.

NAME                           AGE              POSITION
----                           ---              --------
Todd B. Crosland (resigned)     43             President, CFO and Director
Jana Meyer                      53             Secretary/Treasurer and Director
                                               Acting President
Mark Clawson (resigned)         36             Director
Dale C. Gledhill                46             Director

     No director, officer, affiliate or promoter of Scientific Energy has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

     The business experience of each of the persons listed above during the past five years is as follows:

     TODD B. CROSLAND is a co-founder of our company and has served as a director, Chairman of the Board, Chief Executive Officer and President since inception in May 2001. Previously, Mr. Crosland was co-founder and Executive Vice President of Operations, Vice President of Finance, and a director of Surgical Technologies, Inc., a manufacturer and marketer of pre-packaged sterile surgical products from 1989 through 1996. Since 1996, Mr. Crosland has been Chairman of the Board and President of Rex Industries, Inc., a specialty metals fabrication business acquired from Surgical Technologies, and of TBC, LC, a real estate investment company since 1992. Mr. Crosland holds a B.A. degree in business finance from the University of Utah.

     JANA MEYER has served as Secretary/Treasurer and a director of Scientific Energy since its reorganization in 2001. Previously, Mrs. Meyer was Secretary of Surgical Technologies, Inc., a manufacturer and marketer of pre-packaged sterile surgical products from 1989 through 1995. Mrs. Meyer is also currently an executive employee and controller of Rex Industries, Inc. and has been since 1996.

         MARK CLAWSON became a director of Scientific Energy in 2001. Since June 1999, Mr. Clawson has been Chairman and President of Rubicon Venture Partners, Inc., a holding company with investments in the equipment rental industry. From October 1994 to February 1999, Mr. Clawson was a corporate and securities attorney with Wilson, Sonsini, Goodrich & Rosati, in Palo Alto, California. Mr. Clawson received a B.A. degree in English from Brigham Young University, a J.D. degree from Duke University, and M.A. and Ph.D. in legal History from Stanford University. Todd Crosland and Mark Clawson are brothers-in-law.

     DALE C. GLEDHILL became a director of Scientific Energy in August 2005 Mr. Gledhill is presently, and has been since 1998, the Chairman and President of Grandway USA, Inc. In November of 2003, we entered into a licensing agreement with Grandway whereby it will assume development of our patents and technology. Also, from 2003 to the present, Mr. Gledhill has been the Chairman and President Cheetah USA Corporation.

     Ten days following the filing of this Information Statement with the SEC and mailing of this Information Statement to our stockholders, our director nominees will become directors and executive officers. Set forth below is certain information with respect to the new directors and officers.

         NAME                       AGE              POSITION
         ----                       ---              --------
         Stanley Chan               53               CEO, Chairman and Director
         Mary Jiang                 48               Director

         STANLEY CHAN has been nominated to become a director, Chief Executive Officer and Chairman of the Board of Scientific Energy, Inc., effective May 8, 2006. Since 2000, Mr. Chan has been the President and Chairman of the Board of Directors of Tianlong Trading Co., Ltd, an import and export company. He is also the President and Chairman of Kelton Investments Group, Ltd. a private investment company. Mr. Chan has more than 10 years of experience in import-export business and financial investment.

     MARY JIANG has been nominated to become a director of Scientific Energy, Inc., effective May 1, 2006. From 1998 to the present, Ms. Jiang has been working for Shanghai Agricultural Produce Group, Ltd, an agricultural products marketer in Shanghai, China. She has more than five years of experience in personal investments.

BOARD OF DIRECTORS INFORMATION

     Our board of directors held no meetings during the last fiscal year, although several actions were discussed and decided upon by unanimous written consent. No director resigned or declined to stand for re-election due to a disagreement with the company.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are appointed annually by the board and each executive officer serves at the discretion of the board. There are no agreements with respect to the election of directors, except as set forth in this Information Statement.

     Currently, our board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our entire board of directors performs the duties of an audit committee. Our board does not have a nominating committee as we have no full-time employees. The functions customarily performed by a nominating committee are performed by our board as a whole.

CODE OF ETHICS

     Our board has not, as of the date hereof, formally adopted a written code of ethics that applies to every principal executive officer, principal financial officer or controller, or persons performing similar functions. The board anticipates that it will adopt a written code of ethics when practicable.

EXECUTIVE COMPENSATION

     We have not compensated directors for service on the board of directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board and any committee of the board. However, due to our lack of funds, the directors have deferred their expenses and any compensation until such time as our business warrants such expenses. As of the date hereof, no director has accrued any expenses or compensation.

     We do not have a bonus, profit sharing, or deferred compensation plan for the benefit of employees, officers or directors. We have not paid any salaries or other compensation to our officers, directors or employees for the years ended December 31, 2005 and 2004. Our by-laws authorize the board of directors to fix the compensation of directors, to establish a set salary for each director and to reimburse the director's expenses for attending each meeting of the board. As of the date hereof, no salaries or other compensation have been paid to any member of the board, individually or as a group.

     Also, we do not have employment agreements with any of our officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that directors will defer any compensation until such time as business conditions warrant such expenses. As of the date hereof, no person has accrued any compensation.

LEGAL PROCEEDINGS

     There are presently no material pending legal proceedings to which we are a party or to which any of our property is subject and, to the best of our knowledge, no such actions against us are contemplated or threatened.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities.

     Based solely on our review of copies of certain reports filed with the SEC pursuant to Section 16(a) of the Exchange Act, we believe that during the year ended December 31, 2005, our executive officers, directors and greater than 10% stockholders complied with all applicable filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the past two fiscal years, there have been no material transactions between us and any officer, director, nominee for election as director, or any stockholder owning greater than 5% of our outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

     On January 1, 2004, our president, Todd Crosland, agreed to loan to the company up to $250,000 pursuant to an unsecured, line of credit. The loan is repayable on demand with interest at prime rate. On August 31, 2005 Mr. Crosland agreed to exchange $49,151 due to him as a result of prior loans, into 4,915,100 shares of Scientific Energy's common stock. As of December 31, 2005, we owe $3,720 against this line of credit.

BY ORDER OF THE BOARD OF DIRECTORS

/S/ Jana Meyer

Jana Meyer, Secretary

Dated:  April 27, 2006